FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 5, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Press Release

Amsterdam, 5 October 2007

Barclays withdraws Offer for ABN AMRO

ABN AMRO notes the announcement today from Barclays regarding its Offer for all of ABN AMRO’s shares.

As at 4 October 2007, 4,410,136 ordinary shares in the share capital of ABN AMRO were tendered under the Barclays Offer, as well as 782,945 American Depositary Shares. In addition 5,260 formerly convertible preference shares and 8,466,875 DR preference shares were tendered under the Offer.

Barclays’ Offer for ABN AMRO was, in particular, conditional on obtaining at least 80% of the issued ordinary share capital of ABN AMRO as at the Closing Date of the Offer on 4 October 2007. This condition was not fulfilled and, as a result, Barclays has announced it has withdrawn its Offer with immediate effect.

In its reasoned opinion of 16 September 2007, ABN AMRO refrained from recommending the Barclays Offer to its shareholders. As a consequence of this and in accordance with its obligations under the merger protocol of 23 April 2007, as amended on 23 and 30 July 2007, ABN AMRO will pay Barclays a break fee of EUR 200 mln.

The tender offer of the consortium will expire at 1500 CET today.

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 5, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Petri Hofste
		Name:	Petri Hofste
		Title:	Group Accounting Officer